UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polygon Capital Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

15 Second Street, Suite 9

(No. and Street)

Sausalito   CA   94965

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette I. Denney (760) 815-1817 / Patricia E. Glovsky (415) 775-3300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201   Sugar Land   TX   77478

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Patricia E. Glovsky__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Polygon Capital Advisors, LLC__ , as of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____

_____

_____

_____
Signature

Managing Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Polygon Capital Advisors, LLC

Statement of Financial Condition

Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2018

Contents

Polygon Capital Advisors, LLC

Statement of Financial Condition

For the Year-ending December 31, 2018

Assets

Cash	$	14,909
Total assets	$	14,909

Liabilities and Member's Equity

Liabilities

Accounts payable	$	637
Total liabilities		637

Member's equity

Member's equity		14,272
Total member's equity		14,272
Total liabilities and member's equity	$	14,909

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Polygon Capital Advisors, LLC ("Company") Delaware Limited Liability Company, was formed in April 2009. The company is wholly owned by Polygon Capital, LLC ("Parent"). The company specializes in Mergers and Acquisitions and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of California.

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions related services, strategic planning and valuation services

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The financial statements are prepared on the accrual basis of accounting. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. However, progress fees are recognized when and if earned. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.